UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO SECTION 13a-16 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                           For the month of April 2004

                        Commission File Number: 001-13184


                              TECK COMINCO LIMITED
             (Exact name of registrant as specified in its charter)


       Suite 600 - 200 Burrard Street, Vancouver, British Columbia V6C 3L9
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F [_]         Form 40-F [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                           Yes  [_]              No  [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             TECK COMINCO LIMITED
                                             (Registrant)


Date:    April 26, 2004                      By: /s/ Karen L. Dunfee
                                                 -----------------------------
                                                 Karen L. Dunfee
                                                 Corporate Secretary

                                                               [GRAPHIC OMITTED]
                                                               TECK COMINCO LOGO

                                                           EXTERNAL NEWS RELEASE
                                                                        04-13TC



FOR IMMEDIATE RELEASE:   April 23, 2004.


                         TECK COMINCO LIMITED ANNOUNCES
                        NORANDA-LENNARD SHELF TRANSACTION

Vancouver, B.C. -- Teck Cominco Limited announced today that it has reached agreement with Noranda Inc. for Noranda to earn a 50% interest in the Lennard Shelf assets in Western Australia. In order to earn its 50% interest, Noranda will be required to effectively invest approximately A$26 million in exploration, operating, capital expenditures or other advances in Lennard Shelf. The property was acquired by Teck Cominco from Western Metals Limited in October 2003 for A$26 million.

The Lennard Shelf mines were placed on care and maintenance prior to Teck Cominco's purchase of them in October 2003. Work is ongoing to produce a redevelopment plan for the assets. A decision to recommence operations will depend on the outcome of these studies, as well as zinc market conditions and exchange rates.

Teck Cominco President and Chief Executive Officer, David Thompson, said: "We are pleased to take this opportunity to partner with Noranda in Australia. We are confident that the combination of our respective technical capabilities and resources will help advance the Lennard Shelf project."

Teck Cominco is a diversified mining company, headquartered in Vancouver, Canada, with assets totalling approximately $5 billion. Its shares are listed on The Toronto Stock Exchange under the symbols TEK.A and TEK.B. The company is a world leader in the production of zinc and its diversified operations produce significant quantities of copper, coal and gold. The company owns, or has interests in, twelve operating mines and two refineries. Further information can be found at WWW.TECKCOMINCO.COM.

                                     - 30 -

For additional information, please contact:

Tom Merinsky
Director, Investor Relations
(604) 687-1117




                              TECK COMINCO LIMITED
                   200 BURRARD STREET, VANCOUVER, B.C. V6C 3L9
        TEL: (604) 687-1117 - FAX: (604) 687-6100 - www.teckcominco.com